RECEIVED
2006 MAR 22 P 1:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-3470

06011843

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

17th March, 2006

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

SUPPL

Dear Sirs,

<u>Allotment of Shares under the ITC Employee Stock Option Scheme</u>

In terms of the Listing Agreement, we write to advise that the Company on 17th March, 2006 has issued and allotted 20,910 Ordinary Shares of Re.1/- each, upon exercise of 2,091 Options by Optionees under the ITC Employee Stock Option Scheme.

Consequently, with effect from 17th March, 2006, the Issued and Subscribed Share Capital of the Company stands increased to Rs. 375,51,78,860/- divided into 375,51,78,860 Ordinary Shares of Re.1/- each.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

PROCESSED
MAR 22 2006
THOMSON FINANCIAL

dlw 3/22

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.